UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission file number: 001-39109

Fangdd Network Group Ltd.

Room 602, Unit B4, Kexing Science Park

15 Keyuan Road, Technology Park

Nanshan District, Shenzhen, 518057

People’s Republic of China

Phone: +86 755 2699 8968

(Address and Telephone Number of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

FANGDD CHANGED CAPITAL STRUCTURE TO
ENHANCE THE STABILITY OF ITS CORPORATE STRUCTURE

On November 30, 2022, Fangdd Network Group Ltd. (the “Company”) entered into a share subscription agreement (the “Subscription Agreement”) with ZX INTERNATIONAL LTD (the “Subscriber”), a company controlled by Mr. Xi Zeng, the chairman of the board of directors (the “Board”) and chief executive officer of the Company. Pursuant to the Subscription Agreement, the Company issued 75,000 newly created Class C ordinary shares of par value US$0.0000001 each (the “Class C Ordinary Shares”) to the Subscriber, at a per share price equal to the average closing price of US$1.193 of the Company’s American depositary shares (the “ADSs”) for the 30 trading days up to and including November 28, 2022, adjusted by the ADS-to-share ratio. Each ADS represents 375 Class A ordinary shares of the Company.

The Company created and issued the Class C Ordinary Shares for the purpose of enhancing its ability to execute long-term business strategies and enabling new equity capital financing while maintaining a stable corporate structure and senior management team. Holders of Class C Ordinary Shares have certain special voting rights and conversion rights. In particular, each Class C Ordinary Share entitles the holder thereof to 10,000 votes on all matters subject to a shareholder vote. Each Class C Ordinary Share is convertible into one Class A ordinary share of the Company at the option of the holder thereof. The creation and issuance of Class C Ordinary Shares has been approved by the Company’s audit committee and the Board.

Immediately after completion of the issuance of Class C Ordinary Shares pursuant to the Subscription Agreement, Mr. Xi Zeng will beneficially own approximately 7.7% of the Company’s total issued and outstanding ordinary shares and 28.1% of total voting power.

The foregoing description of the Subscription Agreement and the rights attached to the Class C Ordinary Shares is qualified in its entirety by reference to the full text of such agreement and document filed as Exhibit 99.1 and Exhibit 99.2, respectively, to this Form 6-K and incorporated by reference herein.

The issuance of Class C Ordinary Shares in accordance with the Subscription Agreement is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering and is made in reliance on, and in compliance with, Regulation S under the Securities Act.

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference into the registration statements of Fangdd Network Group Ltd. on Form F-3 (No. 333-267397) to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Share Subscription Agreement, dated as of November 30, 2022, between Fangdd Network Group Ltd. and ZX INTERNATIONAL LTD
99.2	Rights of Class C Ordinary Shares

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fangdd Network Group Ltd.

By:	/s/ Xi Zeng
	Name:	Xi Zeng
	Title:	Chief Executive Officer and Chairman of the Board of Directors

Date: November 30, 2022